July 17, 2020

Alison White

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. White:

On May 4, 2020, Advisers Investment Trust (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 89 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933 (the “1933 Act”). The Amendment was filed pursuant to Rule 485(a)(1) under the 1933 Act to register the JOHCM Credit Income Fund (the “Fund”), a new series of the Trust. On June 18, 2020, you provided oral comments. The following is a summary of our understanding of your comments and responses from the Trust.

General

1.	Comment: Please update series and class identifiers and add the ticker symbol when available.

Response: The series and class identifiers have been updated and ticker symbols have been added.

Fee Table

2.

Comment: The staff’s position is that the recapture date contemplated in footnote 2 must be three years from the date of waiver/reimbursement, not three years from the fiscal year in which the waiver or reimbursement was made. Please restate the footnote to reflect this position.

Response: Footnote 2 to the Fee Table has been revised as follows:

J O Capital Management Limited (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) 0.69%, 0.79%, and 0.94% for Institutional Shares, Class I Shares, and Class II Shares, respectively, until January 28, 2022. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the ~~fiscal year in~~ date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and

July 17, 2020

indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation in effect at time of recoupment or that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

3.	Comment: Please disclose that the Example reflects the expense limitation for the Fund for the period in which the expense limitation is in effect.

Response: The Example disclosure has been revised as follows:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1-year example. Although your actual costs may be higher or lower, your approximate cost of investing $10,000 in the Fund would be:

Principal Investment Strategy

4.

Comment: The principal investment strategy discloses that the Fund intends to invest in convertible bonds. Please disclose whether the Fund intends to invest in contingent convertible bonds as part of its principal investment strategy. If so, consider what, if any, investment strategy and risk disclosure is appropriate

Response: The Fund may invest in contingent convertible securities as part of its principal investment strategy. Disclosure regarding contingent convertible bonds has been added to the summary and statutory sections of the prospectus.

5.

Comment: Given the reference to investments in the other investment companies and ETFs to gain exposure to fixed income investments, please consider whether disclosure of acquired fund fees and expenses is necessary in the fee table.

Response: The extent of the Fund’s use of investment companies and ETF’s is uncertain of this point in time; however, Fund does not intend to maintain long-term positions in other investment companies and ETFs. Because the extent of the Fund’s investment in other investment companies and ETFs during the first year of its operations is unknown and the acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets, the Registrant does not believe fee table disclosure is necessary at this time.

July 17, 2020

6.	Comment: Given the reference to commodity-linked investment vehicles, please add the appropriate risk disclosure or advise why such disclosure is not necessary.

Response: The Fund may invest in commodity-lined investment vehicles, but not as part of the Fund’s principal investment strategy. Disclosure regarding commodity-linked investment vehicles has been deleted from the summary section of the prospectus.

7.	Comment: Please add disclosure regarding the risks associated with the discontinuation of LIBOR.

Response: The Fund will add LIBOR risk disclosure as requested.

8.

Comment: Does the Fund intend to invest in loans and loan participations as part of its principal investment strategy. If so, please add disclosure to the Principal Investment Strategy section. If not, please delete Loan-Related Investment Risk from the Principal Investment Risks section.

Response: The Fund does intend to invest in loans and loan participations as part of its principal investment strategy. Therefore, disclosure regarding investments in loans and loan participations has been added to the principal investment strategy.

9.	Comment: The ETF risk disclosure on page 3 contains duplicate language. Please delete the duplicate language.

Response: The duplicate language has been deleted.

10.

Comment: The Municipal Securities Risk disclosure mentions investments in inverse floaters. If the Fund intends to invest in inverse floaters as part of its principal investment strategy, please add disclosure to the Principal Investment Strategy section. If not, please delete inverse floaters from the Municipal Securities Risk disclosure.

Response: The Fund does not intend to invest in inverse floaters. Therefore, disclosure regarding inverse floaters has been deleted from the prospectus.

11.	Comment: Natural Disaster/Epidemic Risk is disclosed in the Investment Risk section of the statutory prospectus, but not the summary section. Please add the disclosure to the summary.

Response: The following disclosure has been added to the summary section of the prospectus:

Natural Disaster/Epidemic Risk. Natural or environmental disasters, including pandemics and epidemics have been and may be highly disruptive to economies and markets in ways that cannot necessarily be foreseen. Given the increasing interdependence among global economies and markets,

July 17, 2020

conditions in one country, market, or region are increasingly likely to adversely affect markets, issuers, and/or foreign exchange rates in other countries. Any such events could have a significant adverse impact on the value of the Fund’s investments.

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If you have any questions concerning this request, please contact the undersigned at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	Barbara Nelligan

Toni Bugni

Rodney Ruehle